Randgold Resources Limited
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD

EXTRA ARTICLES IN RANDGOLD RESOURCES REPORT:

LOULO IN HOME STRETCH

London, 4 August 2005 - With Loulo on the brink of production as commissioning nears its final stages, the pace of activity on site has continued to heat up.

"The various commissioning phases - dry, wet and finally the feeding of low grade ore - are making steady progress. The soft rock and ball mill have been dry-commissioned, the CIL tanks are being wet-commissioned and practical completion of the oxide processing plant will be during August," says Gordon McCrae, chief executive of contractors MDM.

"To meet deadlines, certain key components for the oxide circuit were airfreighted and the final shipments of Phase II equipment - the hard rock crushing - have left South Africa, China, the USA, Mexico and Sweden."

McCrae noted that MDM had been involved in the Loulo project since the start of the initial feasibility study in 1997. "Right now, the integrated MDM and Randgold commissioning teams are working hard to stay on schedule as our immediate goal - the processing of the first ore later this month - draws closer."

THE GENERATIVE FOCUS

London, 4 August 2005 - "If exploration is the engine that drives mining, then generative geology is the creative core of exploration," says Dr Greg Cameron, generative manager at Randgold Resources. He defines generative geology as "the analysis and integration of geologic data and metallogenesis on regional, belt and prospect scales with the purpose of generating new opportunities."

Large parts of the Birimian of west Africa have been covered by conventional exploration techniques while other areas have seen little modern day exploration. In areas, previously covered by first-pass exploration most of the obvious anomalies will have been investigated to some degree. In these areas it is the integration of deposit scale controls with an understanding of the regional tectonic framework that is needed to take exploration to the next level and lead to the next phase of discovery. For example, the Morila, Yalea and Tongon gold deposits were discovered by Randgold Resources in areas that had undergone several years of previous exploration. In areas where we lack basic data coverage we conduct or acquire our own surveys, for example geophysics, remote sensing, geochemistry, geologic and regolith mapping. What differentiates Randgold Resources from most of our competitors is a long-term commitment to building a comprehensive geologic framework which serves as our roadmap to discovery.

The key to an effective generative team is the smooth integration of a range of activities, including data acquisition, mineral intelligence, orebody modelling and regional metallogenic studies into a readily accessible GIS system. This is driven not only by close interaction of the generative and exploration managers but by delegation and ownership of generative responsibilities at the country level.

"A recent initiative has been the compilation of an updated regional geologic map for the Birimian of west Africa incorporating information from Randgold and government sources. This represents a major advance from the previous regional compilation of the BRGM and is an important step in understanding the regional metallogenic framework. We are now much better placed to lead the second pass exploration over what to us is the most attractive gold province in the world," says Cameron.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive - Dr Mark Bristow +44 779 775 2288
Financial Director - Roger Williams +44 791 709 8939
Investor & Media Relations - Kathy du Plessis +27 11 728 4701,
Cell: +27 (0) 83 266 5847, Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER:Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed with the United States securities and exchange commission (The 'SEC') on 29 June 2005. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as proven and probable reserves' for the purposes of the SEC's industry guide number 7.